

August 18, 2020

Conrad R. Huss
Chief Executive Officer
Renewable Energy & Power, Inc.
1086 Teaneck Road, Suite 3D
Teaneck, NJ 07666

> **Re: Renewable Energy & Power, Inc.**
> **Offering Statement on Form 1-A**
> **Filed July 24, 2020**
> **File No. 24-11280**

Dear Mr. Huss:

We have reviewed your offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed July 24, 2020

General

1. Disclosure on the offering circular's cover page that the offering will terminate 90 days from the date of qualification unless extended or terminated earlier is inconsistent with disclosure on page 1 of the offering circular that the offering will terminate (i) when the maximum amount is sold, (ii) 90 days from the date of qualification, (iii) beyond 90 days from the date of qualification at the company's discretion, or (iv) when the company withdraws the offering. Please reconcile the disclosures.

2. Please reconcile the disclosure in Part I of the Form 1-A that there are 15 billion shares of common stock authorized with other disclosures that there are 5 billion shares of common stock authorized.

Dilution, page 12

3. You disclose in your dilution table that the offering price per share is $0.00003. You also disclose on page 1 under "Offering Summary" that the offering price per share is $0.0003. Please revise or advise.

Index to Exhibits, page 31

4. We note that you completed the reverse merger with Blind Faith Concept, Inc. in November 2019 and your historical financial statements before the closing of the reverse merger reflect those of Blind Faith. Please revise to include the required pre-merger historical financial statements of Renewable Energy & Power, Inc., the accounting acquiree, and pro forma financial information in your offering statement pursuant to Part F/S(b)(7)(iii) and (iv) of Form 1-A, or tell us why they are not required.

Note 2 – Going Concern, page F-8

5. You disclose in Note 2 that your significant operating losses, working capital deficit, accumulated deficit, and judgments received on your loan defaults raise substantial doubt about your ability to continue as a going concern over the next 12 months. Please incorporate this disclosure into your discussion of your liquidity and capital resources on page 17 and other relevant parts of your filing such as the risk factors.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements before qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matheau J.W. Stout, Esq.